First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2020 and 2019
 (Expressed in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2020 AND DECEMBER 31, 2019
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

	June 30, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	$6,475	$5,902
Accounts and other receivables	427	303
Prepaid expenditures	278	349
Marketable securities (Note 3)	5,601	1,775
Current assets held for sale (Note 4(b))	82	-
Total current assets	12,863	8,329

Non-current
Mineral properties (Note 4)	159,630	252,815
Mineral property investments (Note 5)	6,300	5,398
Property and equipment	544	608
Right-of-use asset	594	648
Reclamation deposit	120	119
Other receivables	-	103
Non-current assets held for sale (Note 4(b))	77,993	-
Total non-current assets	245,181	259,691
TOTAL ASSETS	$258,044	$268,020

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 7)	$1,162	$1,398
Flow-through share premium liability (Note 10)	268	341
Current portion of lease liability	107	94
Current portion of environmental reclamation provision (Note 8)	908	716
Option – PC Gold (Note 4(a))	1,621	-
Current liabilities held for sale (Note 4(b))	201	-
Total current liabilities	4,267	2,549

Non-current
Lease liability	499	554
Environmental reclamation provision (Note 8)	1,460	1,639
Deferred tax liabilities	-	946
Total non-current liabilities	1,959	3,139
TOTAL LIABILITIES	6,226	5,688
SHAREHOLDERS’ EQUITY
Share capital (Note 9)	290,800	282,666
Warrant and share-based payment reserve (Note 9)	35,294	33,330
Accumulated other comprehensive loss	(3,268)	(3,649)
Accumulated deficit	(71,008)	(50,015)
Total shareholders’ equity	251,818	262,332
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$258,044	$268,020

Subsequent events (Note 14)
The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

OPERATING EXPENSES (Note 11)
General and administration	$1,251	$774	$2,008	$1,641
Exploration and evaluation	156	245	359	444
Investor relations and marketing communications	246	199	545	733
Corporate development and due diligence	94	138	226	283
Write-down of mineral properties (Note 4)	22,498	-	22,498	-
Loss from operational activities	(24,245)	(1,356)	(25,636)	(3,101)

OTHER ITEMS
Foreign exchange gain (loss)	629	(2)	607	(4)
Other expenses	(26)	(7)	(46)	(61)
Interest and other income	16	50	54	124
Marketable securities fair value gain (Note 3)	3,013	-	3,013	-
Loss on disposal of subsidiaries (Note 4)	(303)	-	(303)	-
Loss before income taxes	$(20,916)	$(1,315)	$(22,311)	$(3,042)
Deferred income tax recovery	1,385	-	1,318	-
Net loss for the period	$(19,531)	$(1,315)	$(20,993)	$(3,042)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Marketable securities fair value gain (Note 3)	450	139	73	151
Mineral property investments fair value gain (Note 5)	567	-	903	-

Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	(29)	(24)	35	(48)
Recycling of currency translation adjustment on disposal of foreign subsidiaries (Note 4(c))	(630)	-	(630)	-
Other comprehensive income	358	115	381	103

Net loss and comprehensive loss for the period	$(19,173)	$(1,200)	$(20,612)	$(2,939)
Basic and diluted loss per share	$(0.03)	$(0.00)	$(0.03)	$(0.01)
Weighted average number of shares outstanding – Basic and Diluted	633,042,052	571,232,990	621,006,471	564,810,633

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

	Six months ended June 30,
	2020	2019

Cash flows from operating activities
Net loss for the period	$(20,993)	$(3,042)
Adjustments for:
Depreciation	164	87
Marketable securities fair value gain (Note 3)	(3,013)	-
Loss on sale of subsidiaries (Note 4(c))	303	-
Unrealized foreign exchange gain	(659)	(6)
Share-based payments (Note 9(d))	649	1,049
Accrued interest receivable and other income	(1)	(45)
Other expenses	40	65
Write-down of mineral properties (Note 4(b))	22,498	-
Deferred income tax recovery	(1,318)	-
Operating cash flows before movements in working capital	(2,330)	(1,892)
Changes in non-cash working capital items:
Increase in accounts and other receivables	(43)	(52)
Decrease (increase) in prepaid expenditures	64	(3)
(Decrease) increase in accounts payables and accrued liabilities	(132)	133
Total cash used in operating activities	(2,441)	(1,814)

Cash flows from investing activities
Property and equipment purchases	(169)	(39)
Mineral property expenditures (Note 4)	(6,194)	(2,245)
Option payments and expenditures recovered (Note 4)	100	67
Total cash used in investing activities	(6,263)	(2,217)

Cash flows from financing activities
Proceeds from private placements (Note 9(b))	9,282	7,411
Proceeds from ATM program (Note 9(b))	125	-
Shares issuance costs (Note 9(b))	(128)	(141)
Proceeds from exercise of warrants and stock options	116	43
Repayment of lease liability	(42)	-
Finance costs paid	(26)	-
Total cash provided by financing activities	9,327	7,313

Foreign exchange effect on cash	2	(1)

Change in cash and cash equivalents	625	3,281
Cash and cash equivalents, beginning	5,902	5,115
Cash and cash equivalents, ending	$6,527	$8,396

Less cash and cash equivalents classified in current assets held for sale	$(52)	$-
Cash and cash equivalents as presented on consolidated statements of financial position	$6,475	$8,396

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2018	558,316,916	$275,068	$13,600	$16,630	$(5,292)	$(43,056)	$256,950
Proceeds from private placements (Note 9(b))	25,690,772	6,393	1,018	-	-	-	7,411
Flow-through share premium liability (Note 9(b))	-	(475)	-	-	-	-	(475)
Shares issuance costs (Note 9(b))	-	(120)	(21)	-	-	-	(141)
Exercise of warrants (Note 9(c))	214,200	108	(65)	-	-	-	43
Share-based payments	-	-	-	1,412	-	-	1,412
Loss for the period	-	-	-	-	-	(3,042)	(3,042)
Other comprehensive income	-	-	-	-	103	-	103
Balance as at June 30, 2019	584,221,888	$280,974	$14,532	$18,042	$(5,189)	$(46,098)	$262,261
Balance as at December 31, 2019	591,997,138	$282,666	$14,532	$18,798	$(3,649)	$(50,015)	$262,332
Proceeds from private placements (Note 9(b))	40,198,095	8,160	1,122	-	-	-	9,282
Flow-through share premium liability (Note 9(b))	-	(300)	-	-	-	-	(300)
Shares issuance costs (Note 9(b))	-	(110)	(18)	-	-	-	(128)
At-the-market distributions (Note 9(b))	532,000	125	-	-	-	-	125
Exercise of options (Note 9(d))	625,000	255	-	(139)	-	-	116
Shares issued for prior mineral property acquisition	24,220	4	-	-	-	-	4
Share-based payments	-	-	-	999	-	-	999
Loss for the period	-	-	-	-	-	(20,993)	(20,993)
Other comprehensive income	-	-	-	-	381	-	381
Balance as at June 30, 2020	633,376,453	$290,800	$15,636	$19,658	$(3,268)	$(71,008)	$251,818

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated in Canada on April 4, 2005. The Company changed its name to First Mining Gold Corp. in January 2018.

First Mining is a Canadian gold company focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. The Company is in the process of closing its announced transaction with Treasury Metals Inc. (“Treasury Metals”) (TSX: TML) (Note 4(b)). First Mining’s eastern Canadian property portfolio also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd. (“Auteco”), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. The following table highlights the Company’s material subsidiaries together with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”)	Northwestern Ontario, Canada
Goldlund Resources Inc.	100%	Goldlund Gold Project (“Goldlund”) (Note 4(b))	Northwestern Ontario, Canada
Coastal Gold Corp.	100%	Hope Brook Gold Project (“Hope Brook”)	Newfoundland, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
PC Gold Inc.	100%	Pickle Crow Gold Project (“Pickle Crow”) (Note 4(a))	Northwestern Ontario, Canada
Clifton Star Resources Inc.	100%	Duquesne Gold Project (“Duquesne”) 10% indirect interest in the Duparquet Gold Project (“Duparquet”) Pitt Gold Project (“Pitt”)	Québec, Canada

2. BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, as some disclosures from the annual consolidated financial statements have been condensed or omitted. There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

2. BASIS OF PRESENTATION (Continued)

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiaries is the US dollar. The use of judgments, estimates and assumptions affects the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the audited annual consolidated financial statements with the exception of considerations arising from COVID-19.

In March 2020, the World Health Organization declared a global pandemic related to the virus known as COVID-19. As the Company does not have production activities, the ability to fund ongoing exploration is affected by the availability of financing. Due to market uncertainty the Company may be restricted in its ability to raise additional funding. The impact of COVID-19 on the Company over time is not determinable; however, its effects may have a material impact on the Company’s financial position, results of operations and cash flows in future periods. There may be heightened risk of mineral property impairment and liquidity or going concern uncertainty.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 4, 2020.

3. MARKETABLE SECURITIES

The movements in marketable securities during the six months ended June 30, 2020, and year ended December 31, 2019 are summarized as follows:

	Silver One Resources Inc.	Gainey Capital Corp.	Auteco	Other Marketable Securities	Total
Balance as at December 31, 2019	$-	$74	$-	$1,701	$1,775
Additions	-	-	740	-	740
(Loss) gain recorded in other comprehensive loss	-	(24)	-	97	73
Gain recorded in net loss	-	-	3,013	-	3,013
Balance as at June 30, 2020	$-	$50	$3,753	$1,798	$5,601

	Silver One Resources Inc.	Gainey Capital Corp.	Auteco	Other Marketable Securities	Total
Balance as at December 31, 2018	$990	$-	$-	$1,607	$2,597
Additions	60	171	-	-	231
Dispositions	(1,758)	-	-	-	(1,758)
Gain (loss) recorded in other comprehensive loss	708	(97)	-	94	705
Balance as at December 31, 2019	$-	$74	$-	$1,701	$1,775

The Company holds marketable securities of publicly traded companies as strategic investments and has less than a 10% equity interest in each of the investees. During the six months ended June 30, 2020, the Company received the 25 million shares of Auteco in connection with its option to acquire PC Gold Inc. (Note 4(a)). These shares are classified as fair value through profit and loss (“FVTPL”).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

4. MINERAL PROPERTIES

As at June 30, 2020 and December 31, 2019, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2019	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, assets held for sale reclassification or write-down of mineral properties	Balance June 30, 2020
Springpole	$76,775	$244	$539	$2,195	$1,221	$507	$-	$-	$-	$81,481
Goldlund	98,894	2	393	733	228	115	-	-	(100,365)	-
Hope Brook	20,071	20	27	4	92	23	-	-	-	20,237
Cameron	27,374	7	40	19	6	10	-	-	-	27,456
Pickle Crow	19,263	19	43	787	6	3	-	-	-	20,121
Duquesne	5,133	2	1	4	-	-	-	-	-	5,140
Pitt	2,084	-	-	-	-	-	-	-	-	2,084
Others(1)	2,615	7	3	6	1	6	-	-	-	2,638
Canada Total	$252,209	$301	$1,046	$3,748	$1,554	$664	$-	$-	$(100,365)	$159,157
Mexico Total	154	5	-	-	-	-	-	8	(167)	-
USA	452	-	-	-	-	-	-	21	-	473
Total	$252,815	$306	$1,046	$3,748	$1,554	$664	$-	$29	$(100,532)	$159,630

	Balance December 31, 2018	Concessions, taxes, and royalties	Salaries and share-based payments	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Option payments received and expenditures recovered	Currency translation adjustments	Disposal, assets held for sale reclassification or write-down of mineral properties	Balance December 31, 2019
Springpole	$73,378	$347	$950	$1,058	$488	$554	$-	$-	$-	$76,775
Goldlund	96,604	3	726	1,085	240	236	-	-	-	98,894
Hope Brook	19,581	20	213	105	41	111	-	-	-	20,071
Cameron	27,032	56	87	126	16	57	-	-	-	27,374
Pickle Crow	16,754	31	88	46	2,376	18	(50)	-	-	19,263
Duquesne	5,091	2	3	35	1	1	-	-	-	5,133
Pitt	2,082	-	-	2	-	-	-	-	-	2,084
Others(1)	2,559	3	17	27	8	1	-	-	-	2,615
Canada Total	$243,081	$462	$2,084	$2,484	$3,170	$978	$(50)	$-	$-	$252,209
Mexico Total	244	43	22	34	-	-	(179)	(10)	-	154
USA	804	46	-	-	-	-	(25)	(32)	(341)	452
Total	$244,129	$551	$2,106	$2,518	$3,170	$978	$(254)	$(42)	$(341)	$252,815

(1)
Other mineral properties in Canada as at June 30, 2020 and December 31, 2019 include the mining claims and concessions located in the Township of Duparquet, Quebéc, which are near the Company’s Duquesne gold project and Lac Virot property located in the Labrador West Region of Labrador.

The Company has various underlying agreements and commitments with respect to its Canadian mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

a)
Pickle Crow Project

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Earn-In Agreement”) whereby Auteco may earn an 80% interest in PC Gold, a wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Earn-In Agreement, the Earn-In is comprised of two stages:

●
Stage 1 Earn-In (51% earn-in) – Three-year initial earn-in period to acquire a 51% equity interest in PC Gold by:
o
Spending $5,000 on exploration and $1,000 on environmental matters on the Pickle Crow Gold Project (or cash payments in lieu), of which $750 must be incurred within the first 12 months; and
o
Issuing 100 million shares of Auteco to First Mining.

●
Stage 2 Earn-In (additional 19% to earn-in to 70%) – Upon completion of the Stage 1 Earn-In, Auteco will have a two-year follow-on period to acquire an additional 19% equity interest in PC Gold by:
o
Spending a further $5,000 on exploration on the Pickle Crow Gold Project (or cash payments in lieu);
o
Making a $1,000 cash payment to First Mining within 90 days of completing the additional exploration spend; and
o
Issuing First Mining a 2% NSR royalty on the Project (1% of which can be bought back for USD$2,500,000) (issued upon completion of the Stage 2 Earn-In).

In addition, upon completion of the Stage 2 Earn-In, Auteco will have an option to acquire an additional 10% equity interest in PC Gold, exercisable any time following completion of the Stage 2 Earn-In, by paying First Mining $3,000 in cash. If Auteco should fail to meet such requirements within the applicable time periods, the Earn-In Agreement will terminate and Auteco will be entitled to retain any interest which it has earned-in to prior to the date of termination. During the term of the Earn-In Agreement, Auteco will incur all program costs and manage the Pickle Crow exploration activity.

During the six months ended June 30, 2020, the Company received the scheduled consideration in cash of $100 and 25 million shares of Auteco with a fair value on receipt of $740 under the terms of the Earn-in Agreement. In addition, Auteco incurred a total of $781 in exploration expenditures during the six months ended June 30, 2020.

As the Earn-In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Option – PC Gold liability is classified as FVTPL.

As there is no observable market data which can be used to determine the fair value of the Option – PC Gold liability, management uses property specific and market-based information to determine whether a significant change in the fair value of the option liability has occurred. Factors that are considered include:
●
Performance of the Auteco share price;
●
The amount or timing of Pickle Crow exploration expenditures incurred;
●
Updates to the NI 43-101 resource report (or Australian equivalent);
●
Milestone payment probability assumptions; and
●
Gold spot prices over the period from the Earn-In Agreement closing to June 30, 2020.

As at June 30, 2020, management has estimated a fair value for the Option – PC Gold liability of $1,621. Management has concluded that there were no developments in the period since inception that would indicate a material change in fair value and, accordingly, the Option – PC Gold liability remains recorded at the amount received from the counterparty. These amounts include cash, exploration expenditures incurred and the value, at the time of receipt, of the Auteco shares received.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

b)
Goldlund Gold Project

On June 3, 2020, First Mining entered into a share purchase agreement (the “Share Purchase Agreement”) with Treasury Metals, pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a wholly-owned subsidiary of the Company. Under the terms of the Share Purchase Agreement, First Mining will receive total consideration comprised of (i) 130 million common shares of Treasury Metals (“TML Shares”); (ii) 35 million common share purchase warrants of Treasury Metals (“TML Warrants”) with an exercise price of $0.50 for a 3-year term; (iii) a 1.5% NSR royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash); and (iv) milestone payments totaling $5 million, payable in cash, on certain key advancements at Goldlund. Upon closing of the Transaction, First Mining will hold approximately 40% of Treasury Metals (on an undiluted basis) and will also have the right to appoint three nominees to the board of directors of Treasury Metals.

Details of the milestone payments are as follows:
●
$2.5 million payable upon receipt of a mining lease to extract material from an open pit mine at Goldlund; and
●
$2.5 million payable upon defining 300,000 tonnes of ore that can form the basis of a mineral reserve being extracted from a mine at Goldlund.

Within 12 months of closing of the Transaction, First Mining intends to distribute up to 70 million of the TML Shares and all the TML Warrants to its shareholders (the “Distribution”), retaining 60 million TML Shares following the Distribution, leaving the Company with a significant 19.9% holding of TML.

Entering into the Share Purchase Agreement was considered an indicator of impairment and evidence of conditions that existed at June 30, 2020. Therefore, during the six months ended June 30, 2020, the Company completed an impairment test and recorded an impairment of the Goldlund project amounting to $22,498 (2019 - $nil), based on the recoverable amount (the fair value less costs to sell (“FVLCS”)) indicated by the Share Purchase Agreement. In determining the recoverable amount, management estimated the fair value of the 130 million TML Shares based on quoted market prices, the fair value of the 35 million TML Warrants based on a Black-Scholes option valuation and the fair value of the 1.5% royalty and milestone payments totaling $5 million based on a probability weighted discounted cash flow model. The recoverable amount estimate is sensitive to changes in the milestone payment probability assumptions and the discount rate applied to the associated cash flows of 6.50%. The impairment fair value estimate is a Level 3 fair value measurement.

Upon signing of the Share Purchase Agreement on June 3, 2020, the disposal group for Goldlund was considered to be a disposal group held for sale. Upon classification of the Goldlund disposal group as held for sale during the period ended June 30, 2020, the Company remeasured Goldlund at the lower of its carrying value and FVLCS. The Company calculated the FVLCS based on the consideration contained within the Share Purchase Agreement. As the FVLCS exceeded the carrying value, no additional impairment charge was recorded. Upon classification of the Goldlund disposal group as held for sale, the Company reclassified $77,867 from the Goldund mineral property to non-current assets held for sale. In addition to the mineral property balances, non-current assets held for sale include property and equipment. Current assets and liabilities held for sale relate to the minimal working capital.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

4. MINERAL PROPERTIES (Continued)

c)
Mexican Property Portfolio

Mineral properties in Mexico as at December 31, 2019 included Miranda, Socorro, San Ricardo, Las Margaritas, Puertecitos, Los Tamales, Geranio, El Apache, El Roble, Batacosa and Lachatao. On April 28, 2020, the Company entered into a share purchase agreement with a third-party private company (the “Purchaser”) pursuant to which the Purchaser acquired all of the issued and outstanding shares of 0924682 B.C. Ltd. and 1089568 B.C. Ltd., two wholly-owned subsidiaries of the Company that hold all of the shares of two Mexican subsidiaries which own all of the Company’s Mexican mineral properties. Consideration consisted of nominal cash, and the grant to the Company of a 2% NSR on 10 of the 11 mineral properties. From the date of this sale transaction, First Mining no longer holds any mineral properties in Mexico. The transaction resulted in a $303 loss on disposal of subsidiaries recorded on the statement of net loss and comprehensive loss for the six months ended June 30, 2020, and recycling of currency translation adjustment on disposal of Mexican subsidiaries amounting to $630.

5. MINERAL PROPERTY INVESTMENTS

The Company, through its subsidiary Clifton Star Resources Inc. (“Clifton”), has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

Mineral property investments (which comprise equity interests in the shares of the three private companies) are designated as fair value through other comprehensive income (loss) (“FVTOCI”), with changes in fair value recorded in other comprehensive income (loss).

As there is no observable market data which can be used to determine the fair value of the Company’s mineral property investments, management uses property specific and market-based information to determine whether a significant change in the fair value of these investments has occurred. Factors that are considered include:
●
Changes in the economic and regulatory environment for the jurisdiction in which the Duparquet Gold project is located;
●
Gold spot prices over the period from the acquisition of the investment to June 30, 2020;
●
The Company’s market capitalization per in-situ ounce which are attributable to the Duparquet Gold project; and
●
Recent transactions involving mineral properties located in Quebec.

During the six months ended June 30, 2020, management determined, as a function of the rising gold price environment, that there was an increase in the fair value of mineral property investments and a fair value gain of $903 was recorded during the six months ended June 30, 2020 (six months ended June 30, 2019 - $nil) (Note 13). As at June 30, 2020, the fair value of the Company’s mineral property investments is $6,300 (December 31, 2019 - $5,398).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

6. RELATED PARTY TRANSACTIONS

Key management includes the Directors and Officers of the Company. The compensation paid or payable to key management for services during the three and six months ended June 30, 2020 and 2019 is as follows:

Service or Item	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Directors’ fees	$126	$50	$143	$84
Salaries and consultants’ fees	288	238	556	512
Share-based payments (non-cash)	246	474	641	1,042
Total	$660	$762	$1,340	$1,638

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	June 30, 2020	December 31, 2019
Accounts payable	$478	$768
Other accrued liabilities	684	630
Total	$1,162	$1,398

8. ENVIRONMENTAL RECLAMATION PROVISION

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the exploration and development of a mineral property. As at June 30, 2020, the Company estimates that the environmental reclamation provision for the Pickle Crow Gold Project is $2,368 (December 31, 2019 - $2,355). The liability was estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The recorded amount has been measured using a risk-free discount rate of 1.67% based on a Canadian government bond and an inflation rate of 2%. The cash outflows in respect of the provision are expected to occur over the next eight years.

	June 30, 2020	December 31, 2019
Balance, beginning of period	$2,355	$-
Additions to present value of environmental reclamation provision	-	2,355
Interest or accretion expense	13	-
Balance, end of period	$2,368	$2,355

Statements of Financial Position Presentation	June 30, 2020	December 31, 2019
Current portion of environmental reclamation provision	$908	$716
Non-current environmental reclamation provision	1,460	1,639
Total	$2,368	$2,355

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

9. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares: 633,376,453 (December 31, 2019 – 591,997,138).
Preferred shares: nil (December 31, 2019 – nil).

ATM distributions

On August 20, 2019, First Mining announced it had entered into an at‐the‐market ("ATM") equity distribution agreement with Cantor Fitzgerald Canada Corporation (“Cantor”) as agent pursuant to which First Mining may, at its discretion and from time‐to‐time, sell up to $15.0 million of common shares of the Company to the public at the prevailing market price of the Company’s common shares on the TSX at the time of such sale. The sale of these common shares will be made through “at‐the‐market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44‐102 Shelf Distributions, including sales made directly on the TSX, or any other recognized marketplace upon which the Company’s common shares are listed or quoted or where the common shares are traded in Canada. During the six months ended June 30, 2020, First Mining has sold 532,000 common shares of the Company under the ATM program at an average price of $0.24 per common share for gross proceeds of $129, or net proceeds of $125 after deducting the commission of $4 paid to Cantor in respect of these ATM sales.

Private Placement Equity Financing with Ausenco

First Mining has entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a Pre-Feasibility Study (“PFS”) for the Company’s Springpole Gold Project. Ausenco or an affiliate will be entitled to receive approximately $1,600 in fees thereunder. Pursuant to the agreement with Ausenco, on January 15, 2020 the Company closed a private placement with Ausenco, for gross cash proceeds of approximately $750 in respect of its subscription for common shares (the “Ausenco Offering”). Pursuant to the Ausenco Offering, First Mining issued 2,777,777 common shares to Ausenco at a price of $0.27 per common share. First Mining then prepaid $750 to Ausenco for the first tranche of work under the PFS. During the six months ended June 30, 2020, PFS services valued at $750 were provided to the Company.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

9. SHARE CAPITAL (Continued)

Non-Brokered Private Placement Financing

On March 6, 2020, the Company completed a non-brokered private placement raising aggregate gross proceeds of $8,532 (the “2020 Offering”). Pursuant to the 2020 Offering, the Company issued an aggregate of 27,420,318 units of the Company (the “Units”) at a price of $0.22 per Unit for gross proceeds of $6,032 and 10,000,000 flow-through units of the Company (the “FT Units”) at a price of $0.25 per FT Unit for gross proceeds of $2,500. In connection with the 2020 Offering, the Company paid issuance costs of $128 in cash. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder to acquire one common share of the Company for a period of 36 months from the date of issuance at a price of $0.33. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a "flow-through share" for the purposes of the Income Tax Act (Canada) (the “ITA”) and one-half of one Warrant on the same terms as the Warrants forming part of the Units. An amount of $7,300 ($7,410 net of allocated issuance costs of $110) was recorded in share capital. The Warrants were valued at $1,104 ($1,122 net of allocated issuance costs of $18) using the relative fair value method, and the remaining $300, representing the implied premium, was recorded as a flow-through share premium liability (Note 10).

c) Warrants

The movements in warrants during the six months ended June 30, 2020 and year ended December 31, 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	20,116,855	$0.99
Warrants issued	12,845,383	0.40
Warrants exercised	(214,200)	0.20
Warrants expired	(16,875,040)	1.10
Balance as at December 31, 2019	15,872,998	$0.41
Warrants issued	18,710,159	0.33
Balance as at June 30, 2020	34,583,157	$0.37

The following table summarizes information about warrants outstanding as at June 30, 2020:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.33	18,710,159	$0.33	2.66
$0.40	12,845,383	$0.40	1.88
$0.44	3,027,615	$0.44	0.96
	34,583,157	$0.37	2.22

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

9. SHARE CAPITAL (Continued)

The Warrants issued during the six months ended June 30, 2020 and year ended December 31, 2019 have been valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
Risk-free interest rate	1.75%	1.55%
Expected life (years)	3.00 years	3.00 years
Expected volatility(1)	65.78%	67.22%
Expected dividend yield	Nil	Nil

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the six months ended June 30, 2020 and year ended December 31, 2019 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2018	48,265,000	$0.61
Granted – January 7, 2019	5,000,000	0.40
Granted – April 1, 2019	750,000	0.40
Granted – April 29, 2019	2,000,000	0.40
Options expired	(7,700,000)	0.68
Options forfeited	(1,387,500)	0.50
Balance as at December 31, 2019	46,927,500	$0.57
Granted – January 31, 2020	8,750,000	0.25
Granted – April 1, 2020	1,100,000	0.25
Options exercised	(625,000)	0.19
Options expired	(1,700,000)	0.40
Options forfeited	(4,100,000)	0.56
Balance as at June 30, 2020	50,352,500	$0.51

The weighted average closing share price at the date of exercise for the six months ended June 30, 2020 was $0.28 (June 30, 2019 – $nil). 625,000 stock options were exercised during the six months ended June 30, 2020 (June 30, 2019 – Nil).

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

9. SHARE CAPITAL (Continued)

The following table summarizes information about the stock options outstanding as at June 30, 2020:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.01 – 0.50	30,067,500	$0.35	3.60	21,267,500	$0.38	3.28
$0.51 – 1.00	20,285,000	0.75	1.80	20,285,000	0.75	1.61
	50,352,500	$0.51	2.80	41,552,500	$0.56	2.48

During the six months ended June 30, 2020, there were 9,850,000 (June 30, 2019 – 7,750,000) stock options granted with an aggregate fair value of $1,170 (June 30, 2020 – $1,550), or a weighted average fair value of $0.12 per option (June 30, 2020 – $0.20). As at June 30, 2020, 8,800,000 (June 30, 2019 – 12,068,750) stock options remain unvested with an aggregate grant date fair value of $520 (June 30, 2019 - $1,155).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expense during the periods ended June 30, 2020 and June 30, 2019 was classified within the financial statements as follows:

	For the three months ended June 30,		For the six months ended June 30,
Statements of Net Loss:	2020	2019	2020	2019
General and administration	$124	$235	$361	$565
Exploration and evaluation	29	56	73	67
Investor relations and marketing communications	58	96	121	216
Corporate development and due diligence	33	88	94	201
Subtotal	$244	$475	$649	$1,049
Statements of Financial Position:
Mineral Properties	126	212	350	363
Total	$370	$687	$999	$1,412

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

9. SHARE CAPITAL (Continued)

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2020	December 31, 2019
Risk-free interest rate	1.94%	2.20%
Share price at grant date (in dollars)	$0.22	$0.36
Exercise price (in dollars)	$0.25	$0.40
Expected life (years)	4.96 years	5.00 years
Expected volatility(1)	69.20%	71.86%
Forfeiture rate	5.00%	5.00%
Expected dividend yield	0	0
(1)
The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

10. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	February 14, 2020	May 16, 2019	December 18, 2019	Total
Balance, December 31, 2018	$-	$-	$-	$-
Liability incurred for flow-through shares issued May 16, 2019	-	475	-	475
Settlement of flow-through share premium liability upon incurring eligible expenditures		(430)	-	(430)
Liability incurred for flow-through shares issued December 18, 2019	-	-	296	296
Balance, December 31, 2019	$-	$45	$296	$341
Liability incurred for flow-through shares issued February 14, 2020	300	-	-	300
Settlement of flow-through share premium liability upon incurring eligible expenditures	(195)	(45)	(133)	(373)
Balance, June 30, 2020	$105	$-	$163	$268

As at June 30, 2020, the Company had $1,976 (December 31, 2019 - $2,178) of unspent flow-through expenditure commitments.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

11. OPERATING EXPENSES

Components by nature of the Company’s significant functional operating expense categories are as follows:

	For the three months ended June 30, 2020		For the three months ended June 30, 2019
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$47	$8	$103	$2
Consultants	121	-	4	6
Depreciation	38	-	4	-
Directors fees	126	-	50	-
Investor relations and marketing communications	-	106	-	48
Professional fees	525	-	155	-
Salaries	222	58	185	43
Share-based payments (non-cash) (Note 9(d))	124	58	235	96
Transfer agent and filing fees	45	16	25	1
Travel and accommodation	3	-	13	3
Total	$1,251	$246	$774	$199

	For the six months ended June 30, 2020		For the six months ended June 30, 2019
	General and administration	Investor relations and marketing communications	General and administration	Investor relations and marketing communications
Administrative and office	$105	$16	$201	$7
Consultants	142	10	30	29
Depreciation	64	-	7	-
Directors fees	143	-	84	-
Investor relations and marketing communications	3	268	-	411
Professional fees	667	-	241	-
Salaries	385	103	389	61
Share-based payments (non-cash) (Note 9(d))	361	121	565	216
Transfer agent and filing fees	122	16	99	1
Travel and accommodation	16	11	25	8
Total	$2,008	$545	$1,641	$733

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

12. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, and development of North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at June 30, 2020 and December 31, 2019 is as follows:

Non-current assets	June 30, 2020	December 31, 2019
Canada	$238,405	$253,587
Mexico	-	252
USA	476	454
Total	$238,881	$254,293

13. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

●
Level 1: fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3: fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts and other receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments.

These financial instruments are classified as financial assets and liabilities at amortized cost.

The carrying value of the non-current reclamation deposit approximated its fair values as the amount is represented by a cash deposit. This financial instrument is classified as a financial asset at amortized cost.

The carrying value of marketable equity securities was based on the quoted market prices of the shares as at June 30, 2020 and was therefore considered to be Level 1. Changes in fair value of marketable equity securities designated as FVTPL for the six months ended June 30, 2020 totaling $3,013 (June 30, 2019 - $nil) (Note 3) are recorded through profit or loss. Changes in fair value of marketable equity securities designated as FVTOCI for the six months ended June 30, 2020 was $73 (June 30, 2019 - $151) (Note 3) and was recorded through other comprehensive income and will not be transferred into profit or loss upon disposition or impairment.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

13. FAIR VALUE (Continued)

The mineral property investments (First Mining’s 10% equity interest in three privately held companies that own the Duparquet Gold Project) are classified as financial assets at FVTOCI. The fair value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The initial fair value of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the acquisition of Clifton. Subsequently, the fair value has been reassessed at each period end. Scenarios which may result in a significant change in fair value include, among others, a change in the performance of the investee, a change in the performance of comparable entities, a change in gold price, a change in the economic environment, or evidence from external transactions in the investee’s equity. During the six months ended June 30, 2020, management concluded that there was an increase in the fair value of the mineral property investments, and a fair value gain of $903 (June 30, 2019 - $nil) was recorded (Note 5).

As the Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project was not based on observable market data and involved complex valuation methods, and was therefore considered to be Level 3. The initial fair value of the Option – Pickle Crow Gold Project was determined based on initial consideration in cash of $100, 25 million shares of Auteco with a fair value upon receipt of $740 and exploration expenditures incurred by Auteco under the terms of the Earn-in Agreement. Scenarios which may result in a significant change in fair value include, among others, performance of the Auteco share price, the amount or timing of Pickle Crow exploration expenditures incurred or updates to the NI 43-101 (or Australian equivalent) resource report. During the six months ended June 30, 2020, management concluded that there was no change in the fair value of the Option – PC Gold liability.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	June 30, 2020			December 31, 2019
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 3	Carrying value	Level 1	Level 3
Financial assets:
Marketable securities (Note 3)	$5,601	$5,601	$-	$1,775	$1,775	$-
Mineral property investments (Note 5)	6,300	-	6,300	5,398	-	5,398
Financial liabilities:
Option – PC Gold (Note 4(a))	$1,621	-	$1,621	-	-	-

During the six months ended June 30, 2020 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars unless otherwise noted, except per share amounts)
(Unaudited)

14. SUBSEQUENT EVENTS

Exercise and Expiry of Stock Options and Warrants

Subsequent to June 30, 2020, 100,000 stock options expired and 817,500 stock options were exercised for gross proceeds of $299. In addition, 147,500 warrants were exercised for gross proceeds of $49.

Silver Stream on the Springpole Gold project

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”) (TSX: FR) (NYSE: AG), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million, over three stages, for the right to 50% of the payable silver produced from Springpole for the life of the Project (the “Stream”) and 30 million common share purchase warrants of First Mining. Each share purchase warrant will entitle First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years.

Upon receipt of its share of silver production, First Majestic will make ongoing cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery, subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of commercial production at the Project. First Mining has the right to repurchase 50% of the Stream for US$22.5 million at any time prior to the commencement of commercial production at Springpole.

As initial upfront consideration, First Majestic paid US$10 million to First Mining on closing, with US$2.5 million paid in cash and the remaining US$7.5 million paid in common shares of First Majestic (the Company received 805,698 First Majestic shares) which are subject to a statutory hold period of four months plus one day from the closing date.

Additional consideration payable for the Stream includes two further payments (in cash and First Majestic shares) based on Project-related milestones. Upon completion of a positive PFS for Springpole, First Mining will receive US$7.5 million from First Majestic, with a further US$5 million payable upon First Mining receiving approval of a Federal or Provincial Environmental Assessment for the Project.